Exhibit 99.1

WF HOLDING LIMITED

Announces 1-for-5 Reverse Share Split

KUALA LUMPUR, April 09, 2026 (GLOBE NEWSWIRE) -- WF Holding Limited (the “Company”) (NASDAQ: WFF), a Malaysia-based manufacturer of fiberglass reinforced plastic products, today announced that the shareholders and the board of directors of the Company approved a one-for-five reverse share split of the Company’s issued and unissued ordinary shares. Beginning April 13, 2026, the Company’s ordinary shares will be trading on a split-adjusted basis under the same symbol “WFF” but with a new CUSIP number, G9627R115, and a new par value of $0.00025 per share.

As a result of the reverse share split, each five (5) ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of shareholders. No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share.

The reverse share split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Following the reverse share split, the Company will have approximately 5,038,000 ordinary shares issued and outstanding (subject to the rounding of fractional shares) and the Company will have 200,000,000 authorized ordinary shares.

About WF Holding Limited (NASDAQ: WFF)

Based in Malaysia, WF Holding Limited is an ISO 9001:2015 certified manufacturer of fiberglass reinforced plastic (“FRP”) products including tanks, pipes, ducts and custom-made FRP products. With a track record of over 30 years, the Company designs and fabricates products that meet the specific needs of its clients, ensuring high-quality and reliable performance. The Company’s high-quality and durable products leverage the advantages of FRP to reinforce critical industrial infrastructure, driving resilience, longevity and sustainability. The Company also delivers a wide range of related services such as consultation, delivery, installation, repair and maintenance.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy, and financial needs. Forward-looking statements can be identified by words such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project,” “continue,” or the negative of these terms or other comparable expressions. Actual results may differ materially from those expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including, but not limited to, the risks described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur after the date of this release or to reflect the occurrence of unanticipated events, except as required by applicable law. Although the Company believes the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee future results, and investors are cautioned that actual outcomes may differ materially from those anticipated.

For more information, please contact:

WF Holding Limited

Investor Relations

Email: corporate@winfung.com.my